UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

AMC Networks Inc.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

00164V 103

(CUSIP Number)

Richard D. Bohm

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

212-909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00164V 103

1.	Name of Reporting Person Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2016 Grantor Retained Annuity Trust #1A and Charles F. Dolan 2009 Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 735,133
	8.	Shared Voting Power 5,156,270
	9.	Sole Dispositive Power 735,133
	10.	Shared Dispositive Power 5,156,270
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,891,403
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 9.2%
14.	Type of Reporting Person IN

*	Excludes 6,267,191 shares of AMC Networks Inc. Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of an equal number of shares of AMC Networks Inc. Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2016 Grantor Retained Annuity Trust #1A and Helen A. Dolan 2009 Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 126,250
	8.	Shared Voting Power 5,765,153
	9.	Sole Dispositive Power 126,250
	10.	Shared Dispositive Power 5,765,153
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,891,403
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 9.2%
14.	Type of Reporting Person IN

*	Excludes 6,267,191 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 231,173
	8.	Shared Voting Power 1,012,225
	9.	Sole Dispositive Power 231,173
	10.	Shared Dispositive Power 1,012,225
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,243,398
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.1%
14.	Type of Reporting Person IN

*	Excludes 10,360,861 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 46,299
	8.	Shared Voting Power 966,844
	9.	Sole Dispositive Power 46,299
	10.	Shared Dispositive Power 966,844
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,013,143
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.7%
14.	Type of Reporting Person IN

*	Excludes 10,528,379 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Patrick F. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 28,511
	8.	Shared Voting Power 993,415
	9.	Sole Dispositive Power 28,511
	10.	Shared Dispositive Power 993,415
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,021,926
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.7%
14.	Type of Reporting Person IN

*	Excludes 10,471,917 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Kathleen M. Dolan, individually and as Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust and as a Trustee of each of the Charles F. Dolan Children Trusts
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 39,313
	8.	Shared Voting Power 5,792,019
	9.	Sole Dispositive Power 39,313
	10.	Shared Dispositive Power 5,792,019
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,831,332
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 9.0%
14.	Type of Reporting Person IN

*	Excludes 5,880,960 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Marianne E. Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 9,169
	8.	Shared Voting Power 1,040,676
	9.	Sole Dispositive Power 9,169
	10.	Shared Dispositive Power 1,040,676
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,049,845
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person IN

*	Excludes 10,485,287 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Deborah A. Dolan-Sweeney, individually and as Trustee of the Marianne E. Dolan Weber 2012 Descendants Trust and the Patrick F. Dolan 2012 Descendants Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 207,635
	8.	Shared Voting Power 1,199,959
	9.	Sole Dispositive Power 207,635
	10.	Shared Dispositive Power 1,199,959
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,407,594
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.3%
14.	Type of Reporting Person IN
*	Excludes 10,160,147 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person David M. Dolan, as a Trustee of each of the Charles F. Dolan 2009 Family Trusts, each of the CFD 2010 Grandchildren Trusts and the Charles F. Dolan 2012 Descendants Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 300,636
	8.	Shared Voting Power 4,461,722
	9.	Sole Dispositive Power 300,636
	10.	Shared Dispositive Power 4,461,722
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,762,358
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 7.5%
14.	Type of Reporting Person IN

*	Excludes 7,030,998 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which David M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.

Name of Reporting Person

Mary S. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Kathleen M. Dolan 2012 Descendants Trust, each of the Charles F. Dolan 2009 Family Trusts, each of the CFD 2010 Grandchildren Trusts and the Charles F. Dolan 2012 Descendants Trust

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 6,810
	8.	Shared Voting Power 6,414,489
	9.	Sole Dispositive Power 6,810
	10.	Shared Dispositive Power 6,414,489
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,421,299
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 9.8%
14.	Type of Reporting Person IN

*	Excludes 5,126,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 966,844
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 966,844
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 966,844
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person OO

*	Excludes 10,557,450 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 966,844
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 966,844
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 966,844
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person OO

*	Excludes 10,557,450 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Patrick F. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 886,015
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 886,015
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 886,015
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.5%
14.	Type of Reporting Person OO

*	Excludes 10,598,393 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Kathleen M. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 966,845
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 966,845
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 966,845
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person OO

*	Excludes 10,565,427 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Marianne Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 938,666
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 938,666
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 938,666
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person OO

*	Excludes 10,593,606 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 966,845
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 966,845
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 966,845
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person OO

*	Excludes 10,565,427 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person CFD 2009 Family Trust FBO James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 887,064
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 887,064
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 887,064
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.5%
14.	Type of Reporting Person OO

*	Excludes 10,597,344 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person CFD 2009 Family Trust FBO Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 921,125
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 921,125
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 921,125
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.5%
14.	Type of Reporting Person OO

*	Excludes 10,563,283 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person CFD 2009 Family Trust FBO Patrick F. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 61,790
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 61,790
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,790
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person OO

*	Excludes 11,422,618 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person CFD 2009 Family Trust FBO Kathleen M. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 370,862
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 370,862
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 370,862
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person OO

*	Excludes 11,113,546 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person CFD 2009 Family Trust FBO Marianne E. Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 433,862
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 433,862
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 433,862
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.7%
14.	Type of Reporting Person OO

*	Excludes 11,050,546 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person CFD 2009 Family Trust FBO Deborah A. Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 168,177
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 168,177
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 168,177
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person OO

*	Excludes 11,316,231 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Ryan Dolan 1989 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 15,156
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,156
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,156
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

*	Excludes 11,469,252 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Tara Dolan 1989 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 15,156
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,156
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,156
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

*	Excludes 11,469,252 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 375,302
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 375,302
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 375,302
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person OO

*	Excludes 11,109,106 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 375,302
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 375,302
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 375,302
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person OO

*	Excludes 11,109,106 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 375,302
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 375,302
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 375,302
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person OO

*	Excludes 11,109,106 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 375,302
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 375,302
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 375,302
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person OO

*	Excludes 11,109,106 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Charles F. Dolan 2012 Descendants Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 109,322
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 109,322
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 109,322
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person OO

*	Excludes 11,375,086 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Kathleen M. Dolan 2012 Descendants Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 99,960
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 99,960
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,960
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person OO

*	Excludes 11,384,448 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Kathleen M. Dolan 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Deborah A. Dolan-Sweeney 2012 Descendants Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 197,645
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 197,645
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 197,645
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person OO

*	Excludes 11,286,763 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Deborah A. Dolan-Sweeney 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Marianne E. Dolan Weber 2012 Descendants Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 99,960
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 99,960
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,960
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person OO

*	Excludes 11,384,448 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Marianne E. Dolan Weber 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Patrick F. Dolan 2012 Descendants Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 102,032
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 102,032
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,032
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person OO

*	Excludes 11,382,376 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Patrick F. Dolan 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person CFD 2010 Grandchildren Trust FBO Aidan Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 17,030
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,030
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,030
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

*	Excludes 11,467,378 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Aidan Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person CFD 2010 Grandchildren Trust FBO Quentin Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 17,030
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,030
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,030
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

*	Excludes 11,467,378 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Quentin Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Charles F. Dolan 2016 Grantor Retained Annuity Trust #1A
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 637,557
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 637,557
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 637,557
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.1%
14.	Type of Reporting Person OO

*	Excludes 10,846,851 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2016 Grantor Retained Annuity Trust #1A disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 00164V 103

1.	Name of Reporting Person Helen A. Dolan 2016 Grantor Retained Annuity Trust #1A
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 126,250
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 126,250
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,250
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person OO

*	Excludes 11,467,378 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Helen A. Dolan 2016 Grantor Retained Annuity Trust #1A disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

AMENDMENT NO. 8 TO SCHEDULE 13D

This Amendment to Schedule 13D is being filed jointly by the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts) and trusts listed in Item 2(a) below (the “Group Members”) who may be deemed to beneficially own all of the shares of Class B Common Stock of AMC Networks Inc. (the “Issuer”), par value $.01 per share (the “Class B Common Stock”), which are convertible share for share at the option of the holder into Class A Common Stock of the Issuer, par value $.01 per share (the “Class A Common Stock,” and together with the Class B Common Stock, the “Common Stock”), and a certain number of shares of Class A Common Stock, in each case as described herein to add two new trusts, the Charles F. Dolan 2016 Grantor Retained Annuity Trust #1A and Helen A. Dolan 2016 Grantor Retained Annuity Trust #1A, as Group Members (the “New Group Members”).

The Schedule 13D (the “Schedule”) filed by the original Group Members on June 30, 2011, as amended and supplemented by Amendment No. 1 filed on September 16, 2011, Amendment No. 2 filed on November 18, 2011, Amendment No. 3 filed on August 16, 2012, Amendment No. 4 filed on December 26, 2012, Amendment No. 5 filed on June 27, 2013, Amendment No. 6 filed on August 22, 2013 and Amendment No. 7 filed on October 2, 2015, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 8.

Item 2	Identity and Background.

The disclosure in Item 2 is hereby amended by amending and restating part (a) thereof as follows:

(a) The names of the Reporting Persons who are Group Members are: Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2016 Grantor Retained Annuity Trust #1A (the “CFD 2016 GRAT #1A”) and the Charles F. Dolan 2009 Revocable Trust (the “CFD 2009 Trust”); Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2016 Grantor Retained Annuity Trust #1A (the “HAD 2016 GRAT #1A”) and the Helen A. Dolan 2009 Revocable Trust (the “HAD 2009 Trust”); James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the “Dolan Children Trusts” and individually, a “Dolan Children Trust”), and as sole Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne E. Dolan Weber; Deborah A. Dolan-Sweeney, individually and as Trustee of the Marianne E. Dolan Weber 2012 Descendants Trust and the Patrick F. Dolan 2012 Descendants Trust; Dolan Children Trust FBO Kathleen M. Dolan; Dolan Children Trust FBO Marianne Dolan Weber; Dolan Children Trust FBO Deborah Dolan-Sweeney; Dolan Children Trust FBO James L. Dolan; Dolan Children Trust FBO Thomas C. Dolan; Dolan Children Trust FBO Patrick F. Dolan; the Charles F. Dolan 2009 Family Trust FBO James L. Dolan; the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan; the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan; the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber; the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney; Ryan Dolan 1989 Trust; Tara Dolan 1989 Trust; CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney; CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan; CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber; CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan; the Charles F. Dolan 2012 Descendants Trust; the Kathleen M. Dolan 2012 Descendants Trust; the Deborah A. Dolan-Sweeney 2012 Descendants Trust; the Marianne E. Dolan Weber 2012 Descendants Trust; the Patrick F. Dolan 2012 Descendants Trust; CFD 2010 Grandchildren Trust FBO Aidan Dolan; CFD 2010 Grandchildren Trust FBO Quentin Dolan; CFD 2016 GRAT #1A; and HAD 2016 GRAT #1A. The Reporting Persons also include David M. Dolan, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family

Trust FBO Marianne E. Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (collectively, the “2009 Family Trusts” and individually, a “2009 Family Trust”), as a Trustee of the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan, CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney, CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber, CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan (collectively, the “CFD 2010 Grandchildren Trusts” and individually, a “2010 Grandchildren Trust”) and the Charles F. Dolan 2012 Descendants Trust, and Mary S. Dolan, as a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and Patrick F. Dolan, the Kathleen M. Dolan 2012 Descendants Trust, each of the 2009 Family Trusts, each of the CFD 2010 Grandchildren Trusts, and the Charles F. Dolan 2012 Descendants Trust.

The disclosure in Item 2(b) is hereby amended by (i) changing the contact information for the Group Members listed below and (ii) adding the New Group Members at the end thereof as follows:

Individuals:

James L. Dolan:

c/o Knickerbocker Group LLC

Attention: Marianne R.P. Zuk

PO Box 420

Oyster Bay, New York 11771

Kristin A. Dolan:

c/o Knickerbocker Group LLC

Attention: Marianne R.P. Zuk

PO Box 420

Oyster Bay, New York 11771

Patrick F. Dolan

c/o News 12 Networks

One Media Crossways

Woodbury, NY 11797

Trusts:

CFD 2016 GRAT #1A is a trust established under the laws of the State of New York for the benefit of Charles F. Dolan and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

HAD 2016 GRAT #1A is a trust established under the laws of the State of New York for the benefit of Helen A. Dolan and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

The disclosure in Item 2(c) is hereby amended and restated to read in its entirety as follows:

(c) Charles F. Dolan is Executive Chairman and a director of the Issuer and a director of the Madison Square Garden Company (“MSG”) and MSG Networks Inc. (“MSG Networks”). The Issuer’s principal business address is 11 Penn Plaza, New York, New York 10001. Helen A. Dolan is his wife and is not currently employed. Charles F. Dolan is the Trustee of the CFD 2009 Trust and the CFD 2016 GRAT #1A. Helen A. Dolan is the Trustee of the HAD 2009 Trust and the HAD 2016 GRAT #1A.

James L. Dolan is Executive Chairman and a director of MSG and Executive Chairman and a director of MSG Networks and a director of the Issuer. MSG’s and MSG Networks’ principal business address is Two Pennsylvania Plaza, New York, NY 10121.

Thomas C. Dolan is a director of the Issuer. He is also a director of MSG and MSG Networks. The Issuer’s principal business address is 11 Penn Plaza, New York, New York 10001.

Patrick F. Dolan is President of News 12 Networks, a subsidiary of Altice NV, a majority owner of Newsday Media and a director of the Issuer. News 12 Networks’ principal address is One Media Crossways, Woodbury, NY 11797.

Kathleen M. Dolan is the founder of Purple Crayon Productions Inc., a community art and music center, 2095 Pomfret Road, South Pomfret, VT 05067. She is a Trustee of each of the Dolan Children Trusts, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust.

Marianne Dolan Weber is a director of the Issuer. She is also a director of MSG. The Issuer’s principal business address is 11 Penn Plaza, New York, New York 10001.

Deborah A. Dolan-Sweeney is a former director of Cablevision Systems Corporation and MSG Networks Inc. and is not currently employed.

David M. Dolan is a retired attorney and is currently the Chairman of the board of Citizens National Bank of Greater St. Louis, 7305 Manchester Road, Maplewood, Missouri 63143. He is a Trustee of each of the 2009 Family Trusts, each of the CFD 2010 Grandchildren Trusts and the Charles F. Dolan 2012 Descendants Trust.

Mary S. Dolan is the Co-Director of Legal Services at the Lifespan Center for Legal Services, 20 E. Jackson Blvd, Suite 500, Chicago, Illinois 60604. She is a Trustee of each of the 2009 Family Trusts, the Dolan Children Trusts FBO Deborah Dolan-Sweeney and Patrick F. Dolan, each of the CFD 2010 Grandchildren Trusts and the Charles F. Dolan 2012 Descendants Trust.

The disclosure in Item 2(d) is hereby amended by adding the following at the end thereof:

Neither New Group Member, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The disclosure in Item 2(e) is hereby amended by adding the following at the end thereof:

Neither New Group Member, during the last five years, has been a party to a civil proceeding of a judicial body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

The disclosure in Item 3 is hereby amended by adding the following at the end thereof:

The CFD 2016 GRAT #1A was formed by Charles F. Dolan on December 6, 2016, and on December 22, 2016, the CFD 2009 Trust contributed the number of shares of the Issuer’s Class B Common Stock indicated as owned by the GRAT in Item 5 of this Amendment No. 8 to Schedule 13D to the GRAT.

The HAD 2016 GRAT #1A was formed by Helen A. Dolan on December 6, 2016, and on December 22, 2016, the HAD 2009 Trust contributed the number of shares of the Issuer’s Class B Common Stock indicated as owned by the GRAT in Item 5 of this Amendment No. 8 to Schedule 13D to the GRAT.

No funds were exchanged in connection with any of the foregoing transfers of shares of the Issuer’s Class B Common Stock.

Please see Item 5(c) for additional information regarding the transactions effected on December 22, 2016. The information with respect to these transactions is incorporated by reference herein.

Item 4	Purpose of Transaction

The disclosure in Item 4 is hereby amended by adding the following to the end thereof:

Each of the transactions described in Item 3 above effected by Charles F. Dolan and Helen A. Dolan on December 22, 2016 was effected for estate planning purposes for Charles F. Dolan and Helen A. Dolan.

Item 5	Interest in Securities of the Issuer

The disclosure in Item 5(a) and (b) is hereby amended and restated to read in its entirety as follows:

(a) and (b) the Group Members may be deemed to beneficially own an aggregate of 12,531.435 shares of Class A Common Stock as a result of their beneficial ownership of (i) 1,047,027 shares of Class A Common Stock, and (ii) 11,484,408 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 17.8% of the total shares of the Issuer’s common stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 11,484,408 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders’ Agreement (see Item 6 below). Reporting Persons and individuals who are not Group Members but are trustees of trusts that are Group Members may be deemed to beneficially own an additional 429,611 shares of Class A Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Charles F. Dolan may be deemed to beneficially own an aggregate of 5,891,403 shares of Class A Common Stock, including (i) 674,186 shares of Class A Common Stock and (ii) 5,217,217 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 9.2% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 735,133 shares of Class A Common Stock (including 45,333 shares of Class A Common Stock owned of record personally, 52,243 shares of Class A Common Stock owned of record by the CFD 2009 Trust and 637,557 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2016 GRAT #1A) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 5,156,270 shares of Class A Common Stock (including 576,610 shares of Class A Common Stock owned of record by the Dolan Family Foundation and 4,579,660 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 126,250 shares of Class B Common Stock owned of record by the HAD 2016 GRAT #1A, 2,842,880 shares of Class B Common Stock owned of record by the 2009 Family Trusts, 1,501,208 shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts and 109,322 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles F. Dolan 2012 Descendants Trust). He disclaims beneficial ownership of 576,610 shares of Class A Common Stock owned of record by the Dolan Family Foundation, and 4,579,660 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 126,250 shares of Class B Common Stock owned of record by the HAD 2016 GRAT #1A, 2,842,880 shares of Class B Common Stock owned of record by the 2009 Family Trusts, 1,501,208 shares of Class B Common

Stock owned of record by the CFD 2010 Grandchildren Trusts and 109,322 shares of Class B Common Stock owned of record by the Charles F. Dolan 2012 Descendants Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Helen A. Dolan may be deemed to beneficially own an aggregate of 5,891,403 shares of Class A Common Stock, including (i) 674,186 shares of Class A Common Stock and (ii) 5,217,217 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 9.2% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of 126,250 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the HAD 2016 GRAT #1A and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 5,765,153 shares of Class A Common Stock (including 576,610 shares of Class A Common Stock owned of record by the Dolan Family Foundation; 45,333 shares of Class A Common Stock owned of record personally by her spouse, Charles F. Dolan; 52,243 shares of Class A Common Stock owned of record by the CFD 2009 Trust; and 5,090,967 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 637,557 shares of Class B Common Stock owned of record by the CFD 2016 GRAT #1A, 2,842,880 shares of Class B Common Stock owned of record by the 2009 Family Trusts, 1,501,208 shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts and 109,322 shares of Class B Common Stock owned of record by the Charles F. Dolan 2012 Descendants Trust). She disclaims beneficial ownership of 576,610 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 45,333 shares of Class A Common Stock owned of record personally by her spouse, 52,243 of Class A Common Stock owned of record by the CFD 2009 Trust, and 5,090,967 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 637,557 shares of Class B Common Stock owned of record by the CFD 2016 GRAT #1A, 2,842,880 shares of Class B Common Stock owned of record by the 2009 Family Trusts, 1,501,208 shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts and 109,322 shares of Class B Common Stock owned of record by the Charles F. Dolan 2012 Descendants Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

James L. Dolan may be deemed to beneficially own an aggregate of 1,243,398 shares of Class A Common Stock, including (i) 119,851 shares of Class A Common Stock and (ii) 1,123,547 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.1% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 231,173 shares of Class A Common Stock (including 66,719 shares of Class A Common Stock owned of record personally, 1,925 shares of Class A Common Stock held as custodian for one or more minor children and 162,529 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,012,225 shares of Class A Common Stock (including 1,250 shares of Class A Common Stock owned of record jointly with his spouse, 6,221 shares of Class A Common Stock owned of record personally by his spouse, 400 shares of Class A Common Stock owned of record by his spouse through a 401(k) plan, 3,450 shares of Class A Common Stock owned of record by members of his household, and 39,886 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and an aggregate of 34,060 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts FBO Aidan and Quentin Dolan for which his spouse serves as trustee). He disclaims beneficial ownership of 1,925 shares of Class A Common Stock held as custodian for one or more minor children, 3,450 shares of Class A Common Stock owned of record by members of his household, 6,221 shares of Class A Common Stock owned of record personally by his spouse, 400 shares owned of record by his spouse through a 401(k) plan and 39,886 shares of Class A Common Stock and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and an aggregate of 34,060 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts FBO Aidan and Quentin Dolan for which his spouse serves as trustee, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Thomas C. Dolan may be deemed to beneficially own 1,013,143 shares of Class A Common Stock, including (i) 57,114 shares of Class A Common Stock and (ii) 956,029 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This amount represents approximately 1.7% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 46,299 shares of Class A Common Stock (including 17,228 shares of Class A Common Stock owned of record personally and 29,071 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally) and the shared power to vote or direct the vote of and to dispose of or to direct the disposition of 39,886 shares of Class A Common Stock and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit. He disclaims beneficial ownership of 39,886 shares of Class A Common Stock and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Patrick F. Dolan may be deemed to beneficially own an aggregate of 1,021,926 shares of Class A Common Stock, including (i) 9,435 shares of Class A Common Stock and (ii) 1,012,491 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.7% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 28,511 shares of Class A Common Stock (including 4,067 shares of Class A Common Stock owned of record personally and 24,444 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 993,415 shares of Class A Common Stock (including 4,256 shares of Class A Common Stock owned of record jointly with his spouse, 525 shares of Class A Common Stock owned of record personally by his spouse, 587 shares of Class A Common Stock owned of record by the Daniel P. Mucci Trust (the “Mucci Trust”) for which he serves as a trustee and 886,015 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit and 102,032 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Patrick F. Dolan 2012 Descendants Trust). He disclaims beneficial ownership of 525 shares of Class A Common Stock owned of record personally by his spouse, 587 shares of Class A Common Stock held by the Mucci Trust, and 886,015 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit and 102,032 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Patrick F. Dolan 2012 Descendants Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Kathleen M. Dolan may be deemed to beneficially own an aggregate of 5,831,332 shares of Class A Common Stock, including (i) 227,884 shares of Class A Common Stock and (ii) 5,603,448 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 9.0% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 39,313 shares of Class A Common Stock (including 2,220 shares of Class A Common Stock owned of record personally, 4,481 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally, 2,300 shares of Class A Common Stock held as custodian for one or more minor children and an aggregate of 30,312 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 5,792,019 shares of Class A Common Stock (including an aggregate of 223,364 shares of Class A Common Stock owned of record by the Dolan Children Trusts, an aggregate of 5,468,695 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts and 99,960 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Kathleen M. Dolan 2012 Descendants Trust). She disclaims beneficial ownership of 2,300 shares of Class A Common Stock held as custodian for one or more minor children, an aggregate of 233,364 shares of Class A Common Stock owned of record by the Dolan Children Trusts and an aggregate of 5,598,967 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts, the Ryan Dolan 1989 Trust, the Tara Dolan 1989 Trust and the Kathleen M. Dolan 2012 Descendants Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Marianne E. Dolan Weber may be deemed to beneficially own an aggregate of 1,049,845 shares of Class A Common Stock, including (i) 50,724 shares of Class A Common Stock and (ii) 999,121 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.8% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 9,169 shares of Class A Common Stock (including 810 shares of Class A Common Stock owned of record personally, and 8,359 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 1,040,676 shares of Class A Common Stock (including 900 shares of Class Common Stock owned of record by her spouse, 1,150 shares of Class A Common Stock owned of record by a member of her household, 47,864 shares of Class A Common Stock owned by the Dolan Children Trust for her benefit, 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit and 99,960 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Marianne E. Dolan Weber 2012 Descendants Trust). She disclaims beneficial ownership of 900 shares of Class Common Stock owned of record by her spouse, 1,150 shares of Class A Common Stock owned of record by a member of her household, 47,864 shares of Class A Common Stock owned of record by the Dolan Children Trust for her benefit, 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit and 99,960 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Marianne E. Dolan Weber 2012 Descendants Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 1,407,594 shares of Class A Common Stock, including (i) 83,333 shares of Class A Common Stock and (ii) 1,324,261 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.3% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 207,635 shares of Class A Common Stock (including 5,643 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally and an aggregate of 201,992 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Marianne E. Dolan Weber 2012 Descendants Trust and the Patrick F. Dolan 2012 Descendants Trust for which she serves as trustee) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,199,959 shares of Class A Common Stock (including 27,794 shares of Class A Common Stock owned of record by her spouse, 7,675 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee and 47,864 shares of Class A Common Stock owned of record by the Dolan Children Trust for her benefit, 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, and 197,645 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Deborah A. Dolan-Sweeney 2012 Descendants Trust for which her spouse serves as trustee). She disclaims beneficial ownership of 27,794 shares of Class A Common Stock owned of record by her spouse, 7,675 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee, 47,864 shares of Class A Common Stock and 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, 197,645 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Deborah A. Dolan-Sweeney 2012 Descendants Trust for which her spouse serves as trustee, and an aggregate of 201,992 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Marianne E. Dolan Weber 2012 Descendants Trust and the Patrick F. Dolan 2012 Descendants Trust for which she serves as trustee, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

David M. Dolan may be deemed to beneficially own an aggregate of 4,762,358 shares of Class A Common Stock, including (i) 308,948 shares of Class A Common Stock and (ii) 4,453,410 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 7.5% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 300,636 shares of Class A Common Stock (including 1,431 shares of Class A Common Stock owned of record by the David M. Dolan Revocable Trust and 299,205 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,461,722 shares of Class A Common Stock (including 2,300 shares of Class A Common Stock owned of record jointly with his spouse, 5,250 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 762 shares of Class A Common Stock held by his spouse as custodian for a minor child, an aggregate of 2,842,880 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, an aggregate of 1,501,208 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts, and 109,322 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles F. Dolan 2012 Descendants Trust). He disclaims beneficial ownership of 299,205 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust, 5,250 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 762 shares of Class A Common Stock held by his spouse as custodian for a minor child, an aggregate of 2,842,880 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, an aggregate of 1,501,208 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts and 109,322 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles F. Dolan 2012 Descendants Trust, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Mary S. Dolan may be deemed to beneficially own an aggregate of 6,421,299 shares of Class A Common Stock, including (i) 62,933 shares of Class A Common Stock and (ii) 6,358,366 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 9.8% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote and to dispose of or direct the disposition of 6,810 shares of Class A Common Stock held as custodian for one or more minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 6,414,489 shares of Class A

Common Stock (including 8,259 shares of Class A Common Stock owned of record jointly with her spouse, an aggregate of 47,864 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah A. Dolan-Sweeney and Patrick F. Dolan, an aggregate of 1,804,996 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan, 99,960 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Kathleen M. Dolan 2012 Descendants Trust, an aggregate of 2,842,880 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, an aggregate of 1,501,208 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts, and 109,322 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles F. Dolan 2012 Descendants Trust). She disclaims beneficial ownership of 6,810 shares of Class A Common Stock held as custodian for one or more minor children, an aggregate of 47,864 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan, an aggregate of 1,804,996 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan, 99,960 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Kathleen M. Dolan 2012 Descendants Trust, an aggregate of 2,842,880 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, an aggregate of 1,501,208 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts, and 109,322 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles F. Dolan 2012 Descendants Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

The Charles F. Dolan Children Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 966,844 shares of Class A Common Stock, including (i) 39,886 shares of Class A Common Stock and (ii) 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 12 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 966,844 shares of Class A Common Stock, including (i) 39,886 shares of Class A Common Stock and (ii) 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 13 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Patrick F. Dolan may be deemed to beneficially own an aggregate of 886,015 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 14 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 966,845 shares of Class A Common Stock, including (i) 47,864 shares of Class A Common Stock and (ii) 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 15 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Marianne Dolan Weber may be deemed to beneficially own an aggregate of 938,666 shares of Class A Common Stock, including (i) 47,864 shares of Class A Common Stock and (ii) 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 16 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney may be deemed to beneficially own an aggregate of 966,845 shares of Class A Common Stock, including (i) 47,864 shares of Class A Common Stock and (ii) 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 17 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 887,064 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 18 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 921,125 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 19 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Patrick F. Dolan may be deemed to beneficially own an aggregate of 61,790 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 20 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 370,862 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 21 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Marianne Dolan Weber may be deemed to beneficially own an aggregate of 433,862 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 22 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 168,177 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor The information contained on page 23 of this Schedule 13D is hereby incorporated by reference.

The Ryan Dolan 1989 Trust may be deemed to beneficially own an aggregate of 15,156 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 24 of this Schedule 13D is hereby incorporated by reference.

The Tara Dolan 1989 Trust may be deemed to beneficially own an aggregate of 15,156 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 25 of this Schedule 13D is hereby incorporated by reference.

The CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan may be deemed to beneficially own an aggregate of 375,302 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 26 of this Schedule 13D is hereby incorporated by reference.

The CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan may be deemed to beneficially own an aggregate of 375,302 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 27 of this Schedule 13D is hereby incorporated by reference.

The CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber may be deemed to beneficially own an aggregate of 375,302 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 28 of this Schedule 13D is hereby incorporated by reference.

The CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 375,302 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 29 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan 2012 Descendants Trust may be deemed to beneficially own an aggregate of 109,322 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 30 of this Schedule 13D is hereby incorporated by reference.

The Kathleen M. Dolan 2012 Descendants Trust may be deemed to beneficially own an aggregate of 99,960 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Paul J. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Kathleen M. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because she has to right the substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 31 of this Schedule 13D is hereby incorporated by reference.

The Deborah A. Dolan-Sweeney 2012 Descendants Trust may be deemed to beneficially own an aggregate of 197,645 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Brian G. Sweeney is the trustee and has the sole power to vote and dispose of the shares held by the trust. Deborah A. Dolan-Sweeney may be deemed to share power to direct the disposition of the shares held by the trust because she has the right to substitute assets with the trust, subject to the trustee’s reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 32 of this Schedule 13D is hereby incorporated by reference.

The Marianne E. Dolan Weber 2012 Descendants Trust may be deemed to beneficially own an aggregate of 99,960 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Deborah A. Dolan-Sweeney is the trustee and has the sole power to vote and dispose of the shares held by the trust. Marianne E. Dolan Weber may be deemed to share power to direct the disposition of the shares held by the trust because she has the right to substitute assets with the trust, subject to the trustee’s reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 33 of this Schedule 13D is hereby incorporated by reference.

The Patrick F. Dolan 2012 Descendants Trust may be deemed to beneficially own an aggregate of 102,032 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Deborah A. Dolan-Sweeney is the trustee and has the sole power to vote and dispose of the shares held by the trust. Patrick F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustee’s reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 34 of this Schedule 13D is hereby incorporated by reference.

The CFD 2010 Grandchildren Trust FBO Aidan Dolan may be deemed to beneficially own an aggregate of 17,030 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kristin A. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 35 of this Schedule 13D is hereby incorporated by reference.

The CFD 2010 Grandchildren Trust FBO Quentin Dolan may be deemed to beneficially own an aggregate of 17,030 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kristin A. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 36 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan 2016 Grantor Retained Annuity Trust #1A may be deemed to beneficially own an aggregate of 637,557 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Charles F. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 37 of this Schedule 13D is hereby incorporated by reference.

The Helen A. Dolan 2016 Grantor Retained Annuity Trust #1A may be deemed to beneficially own an aggregate of 126,250 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Helen A. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 38 of this Schedule 13D is hereby incorporated by reference.

Paul J. Dolan may be deemed to beneficially own an aggregate of 2,136,106 shares of Class A Common Stock, including (i) 190,207 shares of Class A Common Stock, and (ii) 1,945,899 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.5% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 96,550 shares of Class A Common Stock (including 5,108 shares of Class A Common Stock held as custodian for one or more minor children and 91,442 shares of Class A Common Stock owned of record by the CFD Trust No. 10) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,039,556 shares of Class A Common Stock (including 5,907 shares of Class A Common Stock owned of record jointly with his spouse, an aggregate of 87,750 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, an aggregate of 1,845,939 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan and 99,960 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Kathleen M. Dolan 2012 Descendants Trust). He disclaims beneficial ownership of 5,108 shares of Class A Common Stock held as custodian for one or more minor children, 91,442 shares of Class A Common Stock owned of record by the CFD Trust No. 10, an aggregate of 87,750 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, an aggregate of 1,845,939 shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and 99,960 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Kathleen M. Dolan 2012 Descendants Trust, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Matthew J. Dolan may be deemed to beneficially own an aggregate of 1,908,647 shares of Class A Common Stock, including (i) 90,887 shares of Class A Common Stock and (ii) 1,817,760 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.1% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 3,137 shares of Class A Common Stock (including 1,750 shares of Class A Common Stock owned of record personally and 1,387 shares of Class A Common Stock held as custodian for a minor child) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,905,510 shares of Class A Common Stock (including an aggregate of 87,750 shares of Class A Common stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 1,817,760 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan). He disclaims beneficial ownership of 1,387 shares of Class A Common Stock held as custodian for a minor child, an aggregate of 87,750 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 1,817,760 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Brian G. Sweeney may be deemed to beneficially own an aggregate of 1,407,594 shares of Class A Common Stock, including (i) 83,333 shares of Class A Common Stock and (ii) 1,324,261 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.3% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 233,114 shares of Class A Common Stock (including 27,794 shares of Class A Common Stock owned of record personally, 7,675 shares of Class A Common Stock held as custodian for one or more minor children, and 197,645 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Deborah A. Dolan-Sweeney 2012 Descendants Trust for which he serves as trustee) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,174,480 shares of Class A Common Stock (including 5,643 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by his spouse, an aggregate of 47,864 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse, 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse, and an aggregate of 201,992 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Marianne E. Dolan Weber 2012 Descendants Trust and the Patrick F. Dolan 2012 Descendants Trust for which his spouse serves as trustee). He disclaims beneficial ownership of 5,643 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by his spouse, 7,675 shares of Class A Common Stock held as custodian for one or more minor children, 47,864 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse, 918,981 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse, 197,645 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Deborah A. Dolan-Sweeney 2012 Descendants Trust for which he serves as trustee, and an aggregate of 201,992 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Marianne E. Dolan Weber 2012 Descendants Trust and the Patrick F. Dolan 2012 Descendants Trust for which his spouse serves as trustee, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Kristin A. Dolan may be deemed to beneficially own an aggregate of 1,243,398 shares of Class A Common Stock, including (i) 119,851 shares of Class A Common Stock and (ii) 1,123,547 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.1% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 40,681 shares of Class A Common Stock (including 6,221 shares of Class A Common Stock, 400 shares of Class A Common Stock held personally through a 401(k) plan, and an aggregate of 34,060 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts FBO Aidan and Quentin Dolan for which she serves as trustee) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,202,717 shares of Class A Common Stock (including 66,719 shares of Class A Common Stock and 162,529 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally by her spouse, 1,250 shares of Class A Common Stock owned of record jointly with her spouse, 1,925 shares of Class A Common Stock held as custodian by her spouse for one or more minor children, 3,450 shares of Class A Common Stock owned of record by members of her household, and 39,886 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of her spouse and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of her spouse). She disclaims beneficial ownership of 1,925 shares of Class A Common Stock held as custodian by her spouse for one or more minor children, 3,450 shares of Class A Common Stock owned of record by members of her household, 66,719 shares of Class A Common Stock and 162,529 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally by her spouse, 39,886 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of her spouse, 926,958 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of her spouse, and an aggregate of 34,060 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts FBO Aidan and Quentin Dolan for which she serves as trustee, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Item 5(c) is hereby amended to add the following to the end thereof:

(c) The following transactions in the Issuer’s Securities have been effected by Group Members within the 60 days prior to this filing:

On December 22, 2016, Charles F. Dolan and Helen A. Dolan (through their respective revocable trusts) contributed the number of shares of Class B Common Stock listed in the table below to the Grantor Retained Annuity Trust listed in the table below. No funds were exchanged in connection with any of the transfers of shares of the Issuer’s Class B Common Stock.

Transferor	Number of shares of Class B Common Stock	Transferee
Charles F. Dolan 2009 Revocable Trust	637,557	Charles F. Dolan 2016 GRAT #1A
Helen A. Dolan 2009 Revocable Trust	126,250	Helen A. Dolan 2016 GRAT #1A

Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

On December 6, 2016, the Charles F. Dolan 2016 GRAT #1A and the Helen A. Dolan 2016 GRAT #1A became parties to the Second A&R Class B Stockholders Agreement.

Item 7	Material to be Filed as an Exhibit

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit B.8:    Joint Filing Agreement, dated December 23, 2016.

Exhibit C.6:    Powers of Attorney for each of:

Charles F. Dolan 2016 Grantor Retained Annuity Trust #1A.

Helen A. Dolan 2016 Grantor Retained Annuity Trust #1A.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 23, 2016

CHARLES F. DOLAN, individually, and as Trustee of the Charles F. Dolan 2009 Revocable Trust and the Charles F. Dolan 2016 Grantor Retained Annuity Trust #1A

*
Charles F. Dolan

HELEN A. DOLAN, individually, and as Trustee of the Helen A. Dolan 2009 Revocable Trust and the Helen A. Dolan 2016 Grantor Retained Annuity Trust #1A

*
Helen A. Dolan

JAMES L. DOLAN, individually

*
James L. Dolan

THOMAS C. DOLAN, individually

/s/ Thomas C. Dolan
Thomas C. Dolan

PATRICK F. DOLAN, individually

*
Patrick F. Dolan

MARIANNE E. DOLAN WEBER, individually

*
Marianne E. Dolan Weber

DEBORAH A. DOLAN-SWEENEY, individually, and as Trustee of the Marianne E. Dolan Weber 2012 Descendants Trust and the Patrick F. Dolan 2012 Descendants Trust

*
Deborah A. Dolan-Sweeney

KATHLEEN M. DOLAN, individually, and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan, and as Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust

*
Kathleen M. Dolan

CHARLES F. DOLAN CHILDREN TRUST FBO KATHLEEN M. DOLAN

CHARLES F. DOLAN CHILDREN TRUST FBO JAMES L. DOLAN

*
By: Paul J. Dolan, Trustee

CHARLES F. DOLAN CHILDREN TRUST FBO MARIANNE DOLAN WEBER

CHARLES F. DOLAN CHILDREN TRUST FBO THOMAS C. DOLAN

*
By: Matthew J. Dolan, Trustee

CHARLES F. DOLAN CHILDREN TRUST FBO DEBORAH DOLAN-SWEENEY

CHARLES F. DOLAN CHILDREN TRUST FBO PATRICK F. DOLAN

*
By: Mary S. Dolan, Trustee

KATHLEEN M. DOLAN 2012 DESCENDANTS TRUST

*
By: Mary S. Dolan, Trustee

*
By: Paul J. Dolan, Trustee

CFD 2009 FAMILY TRUST FBO KATHLEEN M. DOLAN

CFD 2009 FAMILY TRUST FBO DEBORAH A. DOLAN-SWEENEY

CFD 2009 FAMILY TRUST FBO MARIANNE E . DOLAN WEBER

CFD 2009 FAMILY TRUST FBO PATRICK F. DOLAN

CFD 2009 FAMILY TRUST FBO THOMAS C. DOLAN

CFD 2009 FAMILY TRUST FBO JAMES L. DOLAN

CFD 2010 GRANDCHILDREN TRUST FBO DESCENDANTS OF KATHLEEN M. DOLAN

CFD 2010 GRANDCHILDREN TRUST FBO DESCENDANTS OF DEBORAH A. DOLAN-SWEENEY

CFD 2010 GRANDCHILDREN TRUST FBO DESCENDANTS OF MARIANNE E. DOLAN WEBER

CFD 2010 GRANDCHILDREN TRUST FBO DESCENDANTS OF PATRICK F. DOLAN

CHARLES F. DOLAN 2012 DESCENDANTS TRUST

*
By: Mary S. Dolan, Trustee

*
By: David M. Dolan, Trustee

DEBORAH A. DOLAN-SWEENEY 2012 DESCENDANTS TRUST

/s/ Brian G. Sweeney
By: Brian G. Sweeney, as Trustee

CFD 2010 GRANDCHILDREN TRUST FBO AIDAN DOLAN

CFD 2010 GRANDCHILDREN TRUST FBO QUENTIN DOLAN

*
By: Kristin A. Dolan, as Trustee

DAVID M. DOLAN, as a Trustee of the CFD 2009 Family Trust FBO James L. Dolan, the CFD 2009 Family Trust FBO Thomas C. Dolan, the CFD 2009 Family Trust FBO Patrick F. Dolan, the CFD 2009 Family Trust FBO Kathleen M. Dolan, the CFD 2009 Family Trust FBO Marianne E. Dolan Weber, the CFD 2009 Family Trust FBO Deborah A. Dolan-Sweeney, the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan, the CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney, the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber, the CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan and the Charles F. Dolan 2012 Descendants Trust

*
David M. Dolan

MARY S. DOLAN, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Kathleen M. Dolan 2012 Descendants Trust, the CFD 2009 Family Trust FBO James L. Dolan, the CFD 2009 Family Trust FBO Thomas C. Dolan, the CFD 2009 Family Trust FBO Patrick F. Dolan, the CFD 2009 Family Trust FBO Kathleen M. Dolan, the CFD 2009 Family Trust FBO Marianne E. Dolan Weber, the CFD 2009 Family Trust FBO Deborah A. Dolan-Sweeney, the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan, the CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney, the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber, the CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan and the Charles F. Dolan 2012 Descendants Trust

*
Mary S. Dolan

*By:	/s/ Brian G. Sweeney
Brian G. Sweeney
as Attorney-in-Fact